Sangoma Technologies Corporation

100 Renfrew Drive, Unit 100

Markham, ON, Canada, L3R 9R6

April 11, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sangoma Technologies Corporation (CIK No. 0001753368)
Registration Statement on Form F-3 (Registration No.: 333-270918)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Sangoma Technologies Corporation (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) of the Company be accelerated by the Securities and Exchange Commission (the “Commission”) to, and that the Registration Statement become effective at 4:00 P.M., Eastern Time, on April 12, 2023, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 under the Securities Act. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Norton Rose Fulbright US LLP.

The Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,
Sangoma Technologies Corporation

By:	/s/ Larry Stock
Name:	Larry Stock
Title:	Chief Financial Officer